Date: May 9, 2019

Ronald Alper

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Re:

Pharmagreen Biotech Inc.

Registration Statement on Form S-1

Filed March 20, 2019

File No. 333-230413

In response to your letter dated April 10, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Pharmagreen Biotech Inc. (the “Company”).  Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s April 10, 2019 letter in italicized text immediately before our response.

General

1.

Please provide a legible graphic on page 46 of the registration statement.

RESPONSE: In accordance with your request, we have provided a legible graphic on page 46 of the registration statement.

Prospectus Cover Page, page 3

2.

We note the statement that you may offer the shares on a "continued or delayed basis." It appears that the company is not eligible to offer the shares on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C as you are not Form S-3 eligible. Please revise the disclosure in this section and throughout the prospectus or advise.

RESPONSE: In accordance with your advice, we have revised the disclosure in this section and throughout the prospectus.

3.

Please reconcile the statement that the offering price of your securities will be set forth in a prospectus supplement with the disclosure in the paragraph immediately following this statement that references the offering price of $2 per share. Similarly, please revise the plan of distribution regarding offerings other than at the fixed price.

RESPONSE: In accordance with your request, we have deleted reference(s) to prospectus supplement and have revised the plan of distribution.

4.

Please provide the offering price at which the selling shareholders will sell their shares, as required by Item 501(b)(3) of Regulation S-K.

RESPONSE: We have revised our disclosure by providing the required offering price at which the selling shareholders will sell their shares

5.

We note the disclosure in this section and in the plan of distribution that the company may add agents, underwriters or dealers through a prospectus supplement. Please note that the undertaking in Item 512(a)(1)(iii) of Regulation S-K requires the company to undertake to file a post-effective amendment to include any material information relating to the plan of distribution not previously disclosed in the registration statement or any material change to such information. Please revise the disclosure throughout the prospectus consistent with this undertaking.

RESPONSE: We recognize the undertaking in Item 512(a)(1)(iii) have revised our disclosure throughout the prospectus accordingly.

The Offering, page 8

6.

Please reconcile the references to Units in this section with the prospectus cover page and elsewhere in the prospectus where you reference offering common stock.

RESPONSE: We have deleted any reference to units throughout the prospectus where we reference common stock.

Description of Debt Securities, page 36

7.

We note the extensive discussion of debt securities that may be offered under this prospectus. Please reconcile with the rest of the prospectus, which reflects the offering by the company of common stock.

RESPONSE: In accordance with your request, we have revised our disclosure regarding offering common stock and referencing debt securities.

Description of Business, page 47

8.

We note that you have recently received notice that your licensing application has advanced from to the second stage of a three stage process. Please discuss the second and third stage process, including the anticipated costs and timing.

RESPONSE: At your request, we have revised our disclosure to discuss the second and third stage process including the anticipated cost and timing.

Market for Common Equity and Related Stockholder Matters, page 56

9.

We note that your stock is quoted on the OTC Pink. Please provide the information required by Item 201(a)(1)(iii) of Regulation S-K.

RESPONSE: We have revised our disclosure to include the information required by Item 201(a)(1)(iii) of regulation S-K

Executive Compensation and Corporate Governance, page 62

10.

Please revise the narrative to the summary compensation table to discuss how compensation is determined and how it was determined that Dr. Afreen received no compensation for the fiscal year 2018. See Item 402(o) of Regulation S-K.

RESPONSE: We have revised the narrative in accordance with your request. Dr. Afreen is employed by Botanical Research In Motion Inc., a British Columbia corporation owned by Peter Wojcik.  Because of Dr. Afreen’s close association with Mr. Wojcik and her work at Botanical Research In Motion Inc., she volunteers a limited amount of time to act as COO of WFS Pharmagreen Inc.

Transactions with Related Persons, Promoters and Certain Control Persons, page 66

11.

For the debt transactions discussed in this section, please provide the information required by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal paid during the periods for which disclosure is provided. Please also clarify whether these are convertible notes, as discussed on page 57. If so, discuss the beneficial conversion feature.

RESPONSE: We have modified our disclosure in accordance with your request and have clarified that the principle owed has no conversion rights.

Important Information Incorporated by Reference, page 69

12.

Please remove this section, as the company is not eligible to incorporate by reference as set forth in General Instruction VII to Form S-1 because it is not a reporting company.

RESPONSE: In accordance with your request, we have removed this section.

Recent Sales of Unregistered Securities, page II

13.

Given the disclosure beginning on page 3 regarding acquisition of shares by the selling shareholders and the acquisition in April 2018 of WFS Pharmagreen, please explain how there have been no sales of unregistered securities within the past three years.

RESPONSE: We have revised our disclosure in this section.

Outside Back Cover Page, page F-36

14.

Please provide the dealer prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

RESPONSE: In accordance with your request we have provided the dealer prospectus obligation as required by Item 502(b) of regulation S-K immediately following the Table of Contents..

Signatures, page II-4

15.

Please have the registration statement signed by the principal financial officer, the controller or principal accounting officer, and the majority of the board of directors. See Instructions to Signatures of Form S-1.

RESPONSE: The signature page has been revised in accordance with your request.

Sincerely,

/s/ Peter Wojcik

President